WPN Resources Ltd

SUPPL

FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

Date: August 30, 2004

NEWS RELEASE

D-14 Appraisal Well in Slovenia Spuds Sunday August 29, 2004

Vancouver, B.C. Grove Energy Limited ("Grove") is pleased to advise the D-14 appraisal well was spudded on Sunday August 29, 2004. Drilling has been contracted to Crosco.

Drilling time is estimated to take 30-35 days to a total depth of approximately 2950 m. Grove's drilling plan involves running electric wireline logs and other formation evaluation tools followed by the running of production casing prior to temporarily suspending the well.

Grove intends to re-enter and fracture the D-14 well as soon as possible after the frac program has been designed and a fracture spread is available; possibly together with a re-entry and fracture stimulation of one of the existing PG wells. Based upon the successful results of this drilling and fracture program, Grove and its partners intend to undertake further drilling and a fracture stimulation campaign during 2005, with the objective of establishing regular commercial production from the deep gas reservoirs underlying the Petisovci and Dolina fields, benefiting from the established infrastructure, local feeder lines and gas plant.

The primary objectives of the D-14 appraisal well are to demonstrate continuity of reservoir structure and multiple gas bearing horizons (pay zones), provide further data for the design and planning of an optimal field stimulation campaign (to mitigate well engineering uncertainties of previous wells) and to provide additional data that will assist in the conversion of the Gas Initially in Place (GIIP) numbers detailed below to reserves, pursuant to regulatory guidelines.

The D-14 well will target multiple reservoirs in the depth range of 2000m to 2950m. The deeper targets (D and E zones, 2600 to 2750m) have contributed some 9 Bscf of gas to date from wells PG-1 and PG-5, which lie further down the structure, responded extremely positively to fracture treatments. Post successful stimulation, the wells initially produced at rates of 4.0 mmscf/d with decline rates of 15% per annum.

The D-14 appraisal well has been located on the crest of the Petisovci-Dolina structure, 1.7 km's from the PG-9 well; which was drilled to a depth of 3000m and is 150m structurally lower than the planned D-14 well.

As detailed in the press release of July 20, 2004, Troy Ikoda provided Volumetric GIIP estimates. Table 1 indicates GIIP estimates in tested zones (Zones D and E), and Table 2 indicates estimates in untested zones.

Table 1 – Probabilistic GIIP results - Proven Reservoirs Zones

Zone	P90 Bscf	P50 Bscf	P10 Bscf
D	33.06	70.54	145.14
E1	51.12	88.15	149.73
Total :	84.18	158.69	294.87

Table 2 – Probabilistic GIIP results -Untested Reservoir Zones

Zone	P90 Bscf	P50 Bscf	P10 Bscf
A	52.71	104.11	172.70
B	90.24	164.93	267.61
C	41.29	73.68	119.40
E2	44.45	77.55	122.92
Total :	228.69	420.27	682.63

Actual recovery of natural gas from the PG Field will be dependent upon the success of any stimulation undertaken. No quantification of potential recoverable gas reserves in the PG has been provided or estimated by the Company.

The Petisovsci and Dolina fields lie on a large anticlinal structure approximately 30 square km in area which continues east into Hungary. Approximately 40% of the structure is in Slovenia. The Lovaszi oil field, on the Hungarian side of the structure, has produced 50 mmbls of oil and 230 Bcf of gas. The Petisovsci-Dolina field area has produced 5.6 mmbls of oil and 34.3 Bcf of gas, less than 15% of the volumes produced at Lovaszi.

The Middle Miocene (Badenian) Petisovci-Globocki gas reservoir underlies the Upper Miocene Petisovci-Dolina oil field and was first discovered in 1960 through the drilling of well PG-1. Eight further wells have been drilled with the latter five having the benefit of modern logs. The wells produced gas comprising of 91% methane, 2.5% C02, no H2S and with some condensate.

In the pre-drilling planning phase, the Company arranged for the reservoir cores from the previous PG field wells to be analyzed by FracTech to assist in the design of an optimal fracture stimulation program and strategy. These results, together with the analysis of the D-14 cores, will be used to complete final design work. Indicative quotes have been requested from European fracture stimulation contractors and final quotes will be received shortly after the completion of the D-14 drilling program.

The D-14 well is being 100% funded by Grove as part of its Approved Work Program (AWP) obligations. Upon the completion of the AWP, the respective interest of the partners in the Reservoirs will be:

Grove Energy	**48.75%** *
Loon Energy	10.50%
Nemmoco Petroleum	15.75%
Geoenergo	25.00%
Total	100.00%

* Grove holds a 3.65% interest on behalf of Petro Engineering (Overseas) Limited

Grove also intends to drill the Abbadesse appraisal well on the San Marco Concession in November 2004. Drilling agreements and supplier contracts have been agreed, and site preparations will commence in September 2004.

Grove Energy's primary focus is on exploration and development in Europe and the Mediterranean margin. Current expenditure is focused on gas exploration and appraisal onshore in Italy and Slovenia. The onshore European gas business provides numerous benefits for small companies such as Grove due to the high gas prices, established infrastructure, reliance on gas imports from outside the EU, major industrialized economies and a liberalized market resulting from EU anti-monopoly rules.

GROVE ENERGY LIMITED

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, President

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technical and mechanical problems, geological conditions in the reservoir may not result in commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
Glenn Whiddon, President
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax" +61(0)8 9322 7577
E-Mail: office@groveenergy.com


Petisovci - Dolina Field
Older Wells (Rd, SP Logs)
Modern Wells with logs
Type Logs Pt55, Pt89
Type Logs Pg-5
Petisovci Globocki gas field outline
Dolina Field
Petisovci Field
D-14 Appraisal Well
Petisovci - Dolina oil field outline
Hungary
Croatia
Slovenia
PG-1
PG-2
PG-3
PG-5
PG-6
PG-7
PG-8
PG-9
5158000
5157000
5156000
5155000
5611000
5612000
5613000
5614000
5615000
5616000
0
1000
2000